Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(dollars in millions)

	Years Ended December 31,					Three Months Ended March 31, 2014
	2009	2010	2011	2012	2013
Income before income taxes	$540.6	$806.2	$763.6	$919.2	$635.3	$199.4
Less:
Undistributed income of investees accounted for under the equity method	--	--	3.1	3.3	4.3	1.1

Adjusted earnings before fixed charges	$540.6	$806.2	$760.5	$915.9	$631.0	$198.3

Add fixed charges:
Interest expense	78.2	98.9	115.0	117.5	134.8	37.7
Interest credited on reinsurance contracts	323.7	310.0	316.4	379.9	476.5	110.6
One-third of rentals	4.7	5.7	6.3	6.5	6.2	1.6

Total fixed charges	$406.6	$414.6	$437.7	$503.9	$617.5	$149.9

Total earnings plus fixed charges	$947.2	$1,220.8	$1,198.2	$1,419.8	$1,248.5	$348.2

Ratio of earnings to fixed charges	2.3	2.9	2.7	2.8	2.0	2.3

Total fixed charges	$406.6	$414.6	$437.7	$503.9	$617.5	$149.9
Less interest credited on reinsurance contracts	323.7	310.0	316.4	379.9	476.5	110.6

Total fixed charges excluding interest credited(1)	$82.9	$104.6	$121.3	$124.0	$141.0	$39.3

Total earnings plus fixed charges excluding interest credited under reinsurance contracts(1)	$623.5	$910.8	$881.8	$1,039.9	$772.0	$237.6

Ratio of earnings to fixed charges excluding interest credited under reinsurance contracts(1)	7.5	8.7	7.3	8.4	5.5	6.0

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to its products.